SC 13G/A 1 g17699sc13gza.htm SC 13G/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Home Inns & Hotels Management Inc.
(Name of Issuer)
Ordinary Shares, par value $0.005
(Title of Class of Securities)
G6647N108
(CUSIP Number)
December 23, 2009
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ?Rule 13d-1(b)
     ?Rule 13d-1(c)
     ?Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













CUSIP No.

G6647N108















1

NAMES OF REPORTING PERSONS

Prime Capital Management Company (Cayman) Limited






2


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)


(a)   ?


(b)   ?



3


SEC USE ONLY









4


CITIZENSHIP OR PLACE OF ORGANIZATION






Cayman Islands





5

SOLE VOTING POWER





NUMBER OF


0




SHARES
6

SHARED VOTING POWER

BENEFICIALLY



OWNED BY


1,037,034 (upon conversion of
518,527 American Depositary Shares)




EACH
7


SOLE DISPOSITIVE POWER
REPORTING



PERSON


0





WITH:
8

SHARED DISPOSITIVE POWER







1,037,034
(upon conversion of 518,527 American Depositary Shares)



9


AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON





1,037,034 (upon conversion of 518,527 American
Depositary Shares)



10

CHECK IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)






?



11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (9)





1.3%



12

TYPE OF REPORTING PERSON
(SEE INSTRUCTIONS)






Page 2 of 11













CUSIP No.

G6647N108















1

NAMES OF REPORTING PERSONS

Prime Capital Management Company Limited






2


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)


(a)   ?


(b)   ?



3

SEC USE ONLY










4

CITIZENSHIP OR PLACE OF ORGANIZATION






Hong Kong





5

SOLE VOTING POWER




NUMBER OF



0




SHARES
6

SHARED VOTING POWER
BENEFICIALLY




OWNED BY


1,037,034 (upon conversion of 518,527 American
Depositary Shares)




EACH
7

SOLE DISPOSITIVE POWER

REPORTING



PERSON


0




WITH:
8

SHARED DISPOSITIVE
POWER







1,037,034 (upon conversion of 518,527 American
Depositary Shares)



9

AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON





1,037,034 (upon conversion of
518,527 American Depositary Shares)



10

CHECK IF THE AGGREGATE
AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)






?



11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (9)





1.3%



12

TYPE OF REPORTING PERSON
(SEE INSTRUCTIONS)





IA
Page 3 of 11













CUSIP No.

G6647N108















1

NAMES OF REPORTING PERSONS

Dragon Billion China Master Fund






2

CHECK THE
APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)
?


(b)   ?



3

SEC USE ONLY









4


CITIZENSHIP OR PLACE OF ORGANIZATION





Cayman Islands






5

SOLE VOTING POWER




NUMBER OF


0





SHARES
6

SHARED VOTING POWER
BENEFICIALLY



OWNED BY



1,037,034 (upon conversion of 518,527 American Depositary Shares)





EACH
7

SOLE DISPOSITIVE POWER
REPORTING



PERSON



0




WITH:
8

SHARED DISPOSITIVE POWER







1,037,034
(upon conversion of 518,527 American Depositary Shares)



9


AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON






1,037,034 (upon conversion of 518,527 American Depositary
Shares)



10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)





?



11

PERCENT OF
CLASS REPRESENTED BY AMOUNT IN ROW (9)





1.3%



12

TYPE
OF REPORTING PERSON (SEE INSTRUCTIONS)






Page 4 of 11













CUSIP No.

G6647N108















1

NAMES OF REPORTING PERSONS

Yijun Liu






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP (SEE INSTRUCTIONS)


(a)   ?


(b)   ?



3

SEC USE
ONLY









4

CITIZENSHIP OR PLACE OF ORGANIZATION






Peoples Republic of China





5

SOLE VOTING POWER




NUMBER
OF


0




SHARES
6

SHARED VOTING POWER
BENEFICIALLY



OWNED
BY


1,037,034 (upon conversion of 518,527 American Depositary Shares)





EACH
7

SOLE DISPOSITIVE POWER
REPORTING



PERSON



0




WITH:
8

SHARED DISPOSITIVE POWER







1,037,034
(upon conversion of 518,527 American Depositary Shares)



9


AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON






1,037,034 (upon conversion of 518,527 American Depositary Shares)




10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)





?



11

PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (9)





1.3%



12

TYPE OF REPORTING PERSON
(SEE INSTRUCTIONS)





IN, HC
Page 5 of 11






Item 1.

(a)

Name of Issuer




Home Inns & Hotels
Management Inc. (the "Issuer")







(b)

Address of Issuer's
Principal Executive Offices




No. 124 Cao Bao Road




Xu Hui
District




Shanghai, 200235




China





Item 2.

(a)


Name of Person Filing




This state is filed on behalf of each of the following persons (together, the "Reporting Persons"):












(i)

Prime Capital Management Company (Cayman)
 Limited ("Prime Capital Cayman")











(ii)

Prime
Capital Management Company Limited ("Prime Capital HK")












(iii)

Dragon Billion China Master Fund ("DBCMF")











(iv)


Mr. Yijun Liu ("Mr. Liu")











This statement relates
to ordinary shares of the Issuer held by the Master Funds. Prime Capital Cayman and Prime Capital HK are the Investment Manager and the Investment Adviser, respectively, for DBCMF and have been granted discretion over the portfolio investments of DBCMF, including the Issuer's American Depositary Shares. Prime Capital HK is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940.









Mr. Liu is the Director
of Prime Capital Cayman, Prime Capital HK and the fund manager of DBCMF.








(b)

Address of Principal Business Office or, if none, Residence




The address of the principal business offices of Prime
Capital HK is:









Unit 2303, 23rd Floor, Low Block





Grand Millennium Plaza




181 Queen's Road Central




Hong Kong










and the address of the principal business offices of Prime Capital Cayman and DBCMF is:









c/o Prime Capital
Managemen Company Limited




2303 Low Block




Grand Millennium
Plaza




181 Queen's Road Central




Hong Kong





Page 6 of 11









(c)

Citizenship









Prime Capital HK is a Hong
Kong limited company. Yijun Liu is a citizen of the Peoples' Republic of China. The other Reporting Persons are Cayman Islands exempted companies.








(d)

Title of Class of Securities









American Depositary Shares,
par value $.005 per share, each convertible into two ordinary shares, par value $.005, of the issuer.







(e)

CUSIP Number










G6647N108 for the Ordinary Shares, and 43713W107 for the American Depositary Shares.








Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:









(a)

?


Broker or dealer registered under Section 15 of the Exchange Act;










(b)

?

Bank as defined in Section 3(a)(6) of the Exchange Act;










(c)

?

Insurance company as defined in Section 3(a) (19) of the Exchange Act;









(d)

?

Investment company registered under
Section 8 of the Investment Company Act;









(e)

?

An
investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);










(f)

?

An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);









(g)

?

A parent holding company or
control person in accordance with Rule 13-d-1(b) (1) (ii) (G);










(h)

?

A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;









(i)

?

A church plan that is
excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;









(j)

?

Group, in
accordance with Rule 13-d-1(b) (1) (ii) (J).






Item 4.

Ownership.







(a)

Amount beneficially
owned:







As of December 23, 2009, each of Prime Capital Cayman,
Prime Capital HK and DBCMF, may be deemed to be the beneficial owner of 518,527 American Depositary Shares convertible into 1,037,054 ordinary shares of the Issuer.
Page 7 of 11









(b)

Percent of class:







As of December 23, 2009,
Prime Capital Cayman, Prime Capital HK, DBCMF and Mr. Liu may be deemed to be the beneficial owner of approximately 1.3%, in the aggregate, of the total number of ordinary shares outstanding upon conversion of the American Depositary Shares. (Based on the Form 6-K filed by the Issuer with the SEC on November 10, 2009 indicating that there were 79,353,348 ordinary shares outstanding as of September 30, 2009.)







(c)

Number of shares
as to which the person has:












(i)

Sole power to vote or to direct the vote:














This Item 4(c)(i) is not applicable.












(ii)

Shared power to vote or to direct the vote:














1,037,054 in the aggregate for all Reporting Persons (upon conversion of 518,527 American Depositary Shares)(All Reporting Persons)












(iii)

Sole power to dispose or to direct the disposition of:














This Item 4(c)(iii) is not applicable.












(iv)

Shared power to dispose or to direct the disposition of:














1,037,054 in the aggregate for all Reporting Persons
(upon conversion of 518,527 American Depositary Shares) (All Reporting Persons)




Item 5.

Ownership of Five Percent or Less of a Class.





All
Reporting Persons currently hold less than 5%, both individually and in the aggregate.



Item 6.

Ownership of More than Five Percent on Behalf of
Another Person.





This Item 6 is not applicable.
Page 8 of 11





Item 7.

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company.






This Item 7 is not applicable.



Item 8.

Identification and
Classification of Members of the Group.





This Item 8 is not
applicable.



Item 9.

Notice of Dissolution of Group.






This Item 9 is not applicable.



Item 10.

Certification.






By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[The remainder of this page intentionally left blank.]
Page 9 of 11


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: December __, 2009
PRIME CAPITAL MANAGEMENT COMPANY (CAYMAN) LIMITED



By:
/s/ Irene Ng



Name:
Irene Ng



Title:
Authorized
Signatory


Date: December __, 2009
PRIME CAPITAL MANAGEMENT COMPANY LIMITED



By:
/s/ Irene Ng



Name:
Irene Ng



Title:
Authorized
Signatory


Date: December __, 2009
DRAGON BILLION CHINA MASTER FUND



By:
/s/ Irene Ng



Name:
Irene Ng



Title:
Authorized
Signatory


Date: December __, 2009
YIJUN LIU




 /s/ Yijun Liu



Name: Yijun Liu

Page 10 of 11







Exhibit A
AMENDED JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Shares of Home Inns & Hotels Management Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute on and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this ___th day of December, 2009.





Date: December __, 2009
PRIME CAPITAL MANAGEMENT COMPANY (CAYMAN) LIMITED



By:
/s/ Irene Ng



Name:
Irene Ng



Title:
Authorized
Signatory


Date: December __, 2009
PRIME CAPITAL MANAGEMENT COMPANY LIMITED



By:
/s/ Irene Ng



Name:
Irene Ng



Title:
Authorized
Signatory


Date: December __, 2009
DRAGON BILLION CHINA MASTER FUND



By:
/s/ Irene Ng



Name:
Irene Ng



Title:
Authorized
Signatory


Date: December __, 2009
YIJUN LIU




 /s/ Yijun Liu



Name: Yijun Liu






Page 11 of 11